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                               April 28, 2021

       Christopher Lustrino
       Chief Executive Officer
       KingsCrowd, Inc.
       745 Atlantic Ave
       Boston, MA 02111

                                                        Re: KingsCrowd, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 31,
2021
                                                            File No. 024-11497

       Dear Mr. Lustrino:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed March 31, 2021

       General

   1. You state on the cover page and on pages 13 and 30 that the offering will terminate at the earlier of the date all
Offering Shares have been sold, one year after this offering has been qualified, or the date
on which this offering is earlier terminated by you in your sole discretion. Please
reconcile this disclosure with the information in Item 4 of Part I to
                                                        Form 1-A that you do
not intend to offer securities on a delayed or continuous basis pursuant to Rule
251(d)(3) and update to check the appropriate box, if applicable. Please also revise Item 4 of
Part I to reflect that the number of securities being offered is
                                                        15,000,000 rather than
200,000, or advise.
 Christopher Lustrino
FirstName   LastNameChristopher Lustrino
KingsCrowd,    Inc.
Comapany
April       NameKingsCrowd, Inc.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
Offering Circular Summary
Overview, page 4

2. We note your disclosure on page 4 that annual recurring revenue for 2018, 2019, and
         2020 was $12,000, $50,000, and $700,000, respectively. We also note your disclosure on
         pages 37 and 39 that annual recurring revenue for 2018, 2019, and 2020 was $2,293,
         $18,572, and more than $488,716, respectively, and that these 2018 and 2019 numbers appear to match revenue numbers reported elsewhere in your filing. Please advise as to why you report two different sets of annual recurring revenue numbers, or revise.
3. Please disclose each material basis for your belief that you are the first and only comprehensive data-driven rating and analytics facility to service the online private market space.
Dilution, page 27

4. We note your disclosure that the discussion in this section gives effect to the Corporate
         Conversion on a pro forma basis as if it occurred on June 30, 2020 with respect to net tangible book value and as of current with respect to shares. Please address the following.

                Revise to present a columnar table showing separate columns for historical information, pro forma adjustments with footnotes describing the adjustments and final pro forma as adjusted.

                Clarify the meaning of "as of current with respect to share." To the extent that it means historical basis of shares, as opposed to pro forma, tell us why you believe it is appropriate to present net tangible book value on a pro forma basis but share information on a historical basis.

                Clarify whether you give effect to the convertible notes (and conversion of the convertible notes) in your pro forma adjustments. If you do not, revise to include adjustments for it or tell us why you do not believe it is necessary.
5. In the fifth paragraph of this section, the sentence beginning "for purposes of calculating dilution" appears to be incomplete. Please revise to clarify this disclosure.
Growth Strategy, page 52

6. Please discuss each material event or step required to expand into other asset classes that utilize online private markets, the anticipated timeline for each, and the associated costs accompanying each proposed step. Similarly, please discuss the material steps, timelines and costs associated with your strategy to expand into international markets. Also, provide support for your statement that no organization currently provides the products you offer to service investors in the United Kingdom or Asian Pacific markets, or remove. Additionally, discuss what regulatory compliance matters you will need to address when expanding into such international markets.
 Christopher Lustrino
FirstName   LastNameChristopher Lustrino
KingsCrowd,    Inc.
Comapany
April       NameKingsCrowd, Inc.
       28, 2021
April 328, 2021 Page 3
Page
FirstName LastName
Management, page 56

7. Please update the tabular disclosure and background information to include Andrew
         Gordon, to the extent he is a significant employee. As a separate matter, update the table to include the term of office and approximate hours per week for part-time employees.
         Refer to Item 10 of Form 1-A.
Board Leadership Structure, page 59

8. Please reconcile your disclosure here that you have effective and active oversight by experienced independent directors and independent committee chairs, with your disclosure in the preceding two sections that none of the members of your Board are independent directors and you do not have any committees of the Board. Statements of Changes in Members' Equity, page F-6

9. We note that the Company presents net loss as a reduction to members' equity for each period presented. Please explain, with reference to authoritative literature, why this presentation is appropriate. In addition, tell us your consideration of presenting a separate line item and column for retained earnings / accumulated deficit. Notes to Financial Statements (Unaudited)
Note 6: Acquisition
Early Investing, page F-28

10. We note your disclosure that the Company has recorded amortization on the customer list as general and administrative expense in the statement of operations in the amount of
         $51,068 and that it appears to characterized as a commission expense on the statement of cash flows on page F-21. Please provide us with your analysis, including references to authoritative literature, supporting your classification as a general and administrative expense and/or commission expense. As part of your response, tell us your consideration of classification in other line items (e.g., cost of revenue, amortization expense, etc.) considering the nature of the asset and expense.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Christopher Lustrino
KingsCrowd, Inc.
April 28, 2021
Page 4

       You may contact Robert Klein at 202-551-3847 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameChristopher Lustrino                   Sincerely,
Comapany NameKingsCrowd, Inc.
                                                         Division of
Corporation Finance
April 28, 2021 Page 4                                    Office of Finance
FirstName LastName